Taoping 淘屏

TAOPING INC.

(NASDAQ: TAOP)

让 天 下 没 有 难 做 的 推 广

Make Advertising and Branding
Affordable and Effective for Everyone

Investors Presentation
Jan. 2020

Safe Harbor Statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as "will," "expect," "believe," "anticipate" or similar expressions, which are intended to identify forward-looking statements that involve risks and uncertainties. Although the management believes these forward-looking statements to be reliable, you are cautioned that any such forward-looking statements are not guarantees of future performance and may prove to be incorrect or differ materially from actual future results. Factors that could potentially affect these future results can be found in the discussion and information contained in the Company's regular filings with the United States Securities and Exchange Commission (http://www.sec.gov). The Company is not obligated to change or update such information, unless required by securities laws.



TAOPING INC.

Formerly known as China Information Technology, Inc. (NASDAQ: CNIT).

Taoping Inc. (Nasdaq: TAOP) is a leading information technology-based media company. The firm provides a network of smart display screens and a technology platform that enable targeted advertisement and help online retails.

INVESTMENT HIGHLIGHTS







Business Phoenix Nirvana

Innovative "Smart IoT Screen Network–Taoping App –Taoping Go (e-Store)" Eco-system

Expanding Coverage, Sustained Network Growth

"We Are Making Advertising and Branding More Targeted, More Affordable, and More Effective for Everyone."

CAPITAL STRUCTURE



TAOP 0.5700
yahoo/finance
0.8000
0.7100
0.6000
0.5000
0.4000
104.10k
Aug
14
Sep
14
Oct
14
Nov
14
Dec
14
2020
14

TAOPING, INC.
(NASDAQ: TAOP)

(as of 1/24/2020)

52 Week Range	**$0.40 – 1.14**
Shares Outstanding	**41,760,163**
Market Cap	**$29.65 M**
Stock Price	**$0.71**

Note: The Company's fiscal year end is December 31st

MARKET OPPORTUNITIES

Internet-of-Things is Reinventing the Out-of-Home Advertising Market.



Over **200 million** people riding elevators every day in China. Over 5 million elevators.


A1

More than **81%** of the China Fortune 100 customers have chosen elevator advertising.



The Out-of-Home advertising market of China reached $25.5 billion in 2017, representing a YoY growth of over 20%.

(Data Source: China Industry Info Net)

BUSINESS MODEL


Nationwide IoT Network of Cloud-based Smart Display Screens
Internet Ads
Network Operators
Advertisers
Publish Ads
Select Distribution
List Screens
Manage Sites
(City Partners, Taoping Alliance Members)
Display Screen Owners
GO
特卖
Consumer Mobile Phones

REVENUE GENERATION MODEL

01 Smart IoT Screens

- Market and sell smart screen hardware.


$

02 Cloud-based Platform Operation Services

- Earn fees daily (per day per ad per screen) for all advertisements placed in Taoping Network.

03 Internet Ads and E-Commerce

- Revenue share from Internet advertisers when they place ads to Taoping Network, or ads placed with Taoping App.
- Earn commission from online retail transactions through online ads and promotions.

04 Role as Screen Owner

05 Big Data Services (Near Future)

- Provides big data analysis and application services to commercial users.

GROWTH STRATEGY

1 **Team Up With Local Entrepreneurs to Expand Taoping Network to more 3rd, 4th, and 5th Tier Cities.**

We have built up a central network covering all major cities in 26 provinces, the focus now is to expand into lower tier cities where there are less competitions and consumption growth is robust.

2 **Engage 3rd party installed screens and new screens into Taoping Network.**

3 **Exercise the Option to Take a Controlling Stake in Selected Taoping Alliance Member Companies for Cities in Taoping Network.**

4 **International expansion: Southeast Asia, etc.**


Covered
Next Target

What We Provide to Smart Display Screen Owners


Full Screen
A
B
C
Multimedia Section
For commercial video ads
Community Notification
For community interactions
Poster Section
For poster ads
Full Screen
Split Screen Combination

Smart Display Screen, and Nationwide IoT Network (Taoping Network)


共享新媒体平台

Cloud-Based Product and Customer Management Tools

TAOPING ALLIANCE

Taoping Alliance is an alliance of smart display screen owners for cities nationwide, each member represents one city in the Taoping Network. In other words, Taoping Alliance is a network of people - Taoping owners. It allows members to exchange ideas, share best practices, and share advertising resources.

Since its establishment in May 2017, the members of Taoping Alliance have increased to **197**, with the coverage of 26 provinces out of 34 provincial-level administrative units in China and three members overseas (**Toronto, Asia, and Singapore**).


Liaoning
Beijing
Tianjin
Heibei
Ningxia
Shanxi
Shandong
Shaanxi
Henan
Jiangsu
Shanghai
Chongqing
Hubei
Anhui
Sichuan
Zhejiang
Hunan
Guizhou
Fujian
Yunan
Taiwan
Guangxi
Guangdong
Hainan

What We Provide Advertisers : An alternative Source of Traffic, Targeted Ads TAOPING APP and TAOPING NETWORK



淘屏



10:24

TAOPING APP for advertisers

Access to TAOPING Network

Enabling Advertisers to place and distribute advertisement to any desired screen in any city, from anywhere.

What We Provide to Advertisers: TAOPING e-Store, Contents in Sync with Contents in Taoping Smart Screens

TAOP Exclusive Sale


淘屏特卖
淘屏官方特卖
还可以更便宜? [特卖券]了解一下 >
全部商品
限时秒杀
极限低价
1至3折
3至5折
限时促销
5支装 牙医生三七花养龈牙膏200g清新口气
45元
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18元
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19元
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26元


淘屏特卖
酒水饮料
38°珍品绵竹大曲红盒 6瓶装
198元
刘伶醉白酒经典传承42度500ml＊2瓶厂家供
396元
38°五粮液团购专用酒
150元
石斛养生露酒 52° (475ml)
198元
澳洲金考拉s2800干红，PK奔富葛兰许
598元
阿尔萨斯琼瑶浆白葡萄酒2014年 750ML
258元

TAOPING GO (e-Store)


淘屏活动
授渔教育
SHOWYOU
亲子智慧家
宇轩家政服务公司
汉宫养生坊
100
前往兑换
凡诺卡美发沙龙


淘屏活动
淘屏活动商家
烨美人
夏加儿美术教育
美琳美甲化妆美睫
38
前往兑换
MLMJ
臻美国际
雅韵轩艺术培训

FUNCTIONS OF NETWORKED SMART DISPLAY SCREENS



Brand Showcase

Like traditional out of door medias, Taoping screens allows advertisers to showcase brands with vibrant static messages or impactful videos.



Taoping e-Store

Contents on Smart Display Screens are duplicated in Taoping Go (e-Store). Taoping e-Store's online promotion and retail functions can effectively increase conversion rate.



Customer Statistics

Merchants are able to develop better strategies and achieve brand precision marketing with screen locations and customer statistics and behavior analytics on the platform.

TAOPING NEW-MEDIA ECO-SYSTEM


Android & iOS

- **Smart Display Screen,** high resolution display, TAOP proprietary operating system, daily viewer statistics.
- **Taoping Network,** an IoT network of cloud-based smart screens, allows sharing and trading of advertising-resources. www.taoping.cn
- **Taoping Alliance** – Members of City Partners Nationwide
- **Taoping Network Operators, Taoping Screen Owners** – Nationwide
- **Cloud Management Tool**, App for smart screen owners to manage customer relationships, program pricing and approval, etc.
- **Taoping App for Advertisers,** enables advertisers to distribute and manage ads from mobile phones, effectively satisfies the need to distribute fragmented ads. **Taoping App for Owners of Display Screens:** allow revenue sharing
- **Taoping Cloud Window App:** allows 3rd-party screens to join Taoping Network
- **Taoping e-Store,** enables interaction between advertiser and consumers, enforces brand image, and brings consumer traffic to advertiser's store.

Taoping Network integrates nationwide high-quality display screens

Using **Taoping App,** anyone can buy and distribute real-time ads to designated screens

Taoping e-Store enforces brand image, and brings consumer traffic to advertiser's store.

ADVERTISERS

Within the past 12 months, 150+ leading brands have placed advertisments with Taoping Network. For example, Audi, Toyota, Porsche, Volkswagen, Ju'an Home, 58 City, Anjuke, China Unicom, Citic Insurance, Taiping Life, Industrial Bank China, Everbright Bank, Oriental Fortune, etc.


激情澎湃


滴滴快车
周末打滴滴快车
每天首单4元起


Hello Blue
Hello

俊发·河畔俊园
倾情再献
6552 9888

色彩空间大师

THE MANAGEMENT TEAM



Jianghuai LIN

Chairman and CEO

- Held CEO position since 2006.
- Expertise in IT and Internet industries. Possesses excellent insight, foresight, and comprehension of the business.
- Former President of Hong Kong United Development Group Co.
- Former Chairman of iASPEC Technology Group Co.



Zhiqiang ZHAO

President, Director

- Held President position since August 2015, named COO in 2010.
- Has experience in operations, resource integration, strategic planning.
- Former Deputy General Manager position at iASPEC Technology Group Co.



Zhixiong HUANG

COO

- Held COO position since August 2015, appointed to CTO position in 2008, named Senior VP in 2006,.
- Has 20 years of experiences in IT and strategic planning.
- Held R&D General Manager at Run Shen Information Technology, Inc.



Guangzeng CHEN

CTO

- Held CTO position since December 2015, previously held VP of Strategic R&D Center and Chief Product Officer.
- Has over 10 years of experience in IT and internet R&D and management .
- Held managerial positions in other high-tech Companies.



Iris YAN

Asst. CFO

- Held Director of Investor Relations, Secretary, and Asst. CFO positions since 2007.
- Has experiences in investor relations, capital market, and corp. governance.
- B.S. in Economics from Beijing Normal University, MS in Finance from Fudan University.

HISTORICAL FINANCIAL DATA: STRATEGY CHANGE, PHOENIX NIRVANA



60,000
50,000
40,000
30,000
20,000
10,000
0
Sales
($in thousands)
2013
2014
2015
2016
2017
2018

Sales bottomed in 2016



100,000
80,000
60,000
40,000
20,000
0
Debt
($in thousands)
2013
2014
2015
2016
2017
2018

Deleveraged since 2013

1H 2019 FINANCIAL HIGHLIGHTS

Revenue was $7.1million, an decrease of 38%, compared to

$11.4 million for the same period last year.

Gross profit as a percentage of revenue was 42.8% for 1H2019, decreased from 46.3% for the same period last year.

Net income attributable to the Company was -$1.8 million, compared to $2 million for the same period last year.

TAOPING INC.
(NASDAQ: TAOP)

THANKS

TAOPING | 要 推 广 上 淘 屏

For further information, please contact:

Taoping Inc.
Mr. Chang Qiu
Email: chang_qiu@taoping.cn
Or visit www.taop.com

Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: taop@dgipl.com